STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017

OLIVER PRESS PARTNERS, LLC
152 West 57th Street, 46th Floor
New York, New York 10019

December 1, 2014

Integrated Silicon Solution, Inc.
1623 Buckeye Drive
Milpitas, CA 95035
Attn: Scott Howarth, President and Chief Executive Officer

cc: Board of Directors

Dear Scott,

Starboard Value LP, together with its affiliates ("Starboard"), and Oliver Press Partners, LLC ("OPP"), currently own approximately 8.0% of the outstanding common stock of Integrated Silicon Solution, Inc. ("ISSI" or the "Company"), making us the Company's second largest shareholder. Under separate cover, we have delivered a formal notice of our nomination of a slate of exceptionally qualified director candidates for election to the Board of Directors of ISSI (the "Board") at the 2015 Annual Meeting.

We appreciate the time that you and John Cobb have spent with us at your headquarters in Milpitas and at Starboard's offices in New York, and we hope to continue our constructive dialogue regarding the Company's business and opportunities to create value for shareholders. We believe that ISSI is meaningfully undervalued and that substantial opportunities exist within the control of management and the Board to create value for all shareholders. However, in order realize this potential, we believe that the Board needs to be reconstituted with directors that have the experience, the independence, and the shareholder-oriented mindset to oversee and implement the changes necessary to drive substantial value.

ISSI has carved out a strong niche selling specialty memory products – DRAM and SRAM – to the auto and industrial markets. This highly attractive business, which now comprises approximately 75% of ISSI's revenue, is a growing, sustainable, and profitable business, given long design and product cycles and ISSI's inherent advantages in supplying products ideally suited for these markets. Despite this strong business, which has grown from approximately $44 million to $230 million over the past five fiscal years, a compound annual growth rate in excess of 100%, ISSI currently trades at a substantial discount to peers, and is in fact one of the cheapest companies in the semiconductor space on multiple valuation parameters.

We believe this discount is due in part to the distraction from a number of non-core acquisition initiatives, including two recently-acquired businesses that ISSI does not appear to be gaining traction in, Analog and NOR Flash. As we have discussed with you, we believe that management's focus and shareholders' capital would be better spent on ISSI's profitable and growing core business. Moreover, given the Company's mixed track record of acquiring businesses and the sizable discount at which the Company currently trades, we do not believe that further acquisitions would be a prudent use of ISSI's substantial cash balance at this time.

We believe that the fresh perspective brought by new, highly qualified directors will be critical in evaluating the future of ISSI's non-core businesses. ISSI's current Board structure is highly unusual and not in line with best practices, with three of the Company's executive officers on the Board, including two of the Company's founders as Executive Chairman and Vice Chairman. In fact, Institutional Shareholder Services, a leading corporate governance and proxy advisory firm, gives ISSI a QuickScore of 9 in its "Board" category, indicating an extremely high level of concern, while flagging "Board Composition" as an issue. Glass Lewis, another leading corporate governance and proxy advisory firm, has recommended WITHHOLD votes for certain directors in each of the past four years, also citing concerns regarding board composition. Moreover, the Board's Vice Chairman is also an Executive Vice President of the Company, reporting to the CEO, which creates confusing reporting lines and potential conflicts of interest, since the CEO must report to the Board. In addition, despite their long-tenure and a generous set of equity incentive plans, members of the Board have divested themselves of stock at such a rate that the nine current directors now collectively own less than 400,000 shares, or approximately 1% of the Company's common stock.[1]

As we hope you can easily recognize upon review of our nominees' qualifications, we have assembled a slate of candidates with outstanding and deeply relevant backgrounds for ISSI who can add tremendous value to the Company. Our nominees include individuals who have held senior operating and board roles within highly successful semiconductor and technology companies, and have direct knowledge of the businesses in which ISSI competes, as well as shareholder representatives who can provide the meaningful ownership perspective that does not appear to be present on the Board as currently constituted.

We look forward to working constructively with you in order to reconstitute the Board with the most qualified directors for the benefit of all shareholders. We take our investment in the Company, and the Board's stewardship of shareholders' capital, very seriously. As one of the largest shareholders of ISSI, we intend to maintain an open dialogue in working with you to ensure that value is created for all shareholders. We hope that you will take advantage of this opportunity to engage constructively with us to address the concerns that we and others have expressed.

Best Regards,

Peter A. Feld　　　　　　　Clifford Press
Managing Member　　　　　Managing Member

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[1] Does not include unexercised options that have been granted as part of the Board's compensation program.

Starboard Value LP   Oliver Press Partners, LLC